Exhibit 99


                   Company Statements Relating
                 to Forward Looking Information
                  (Filed Pursuant to Rule 175)


1.   Extract from news releases issued by the Company on January
     2, 1996 and February 9, 1996:

     - Mr. Richard J. Kogan, President and Chief Executive Officer, commenting on the Company's earnings per share for 1996 in a news release dated January 2, 1996, stated that he expects earnings per share gains in the low-to-mid teens in 1996. The Company reaffirmed this expectation in another news release dated February 9, 1996.